March 22, 2006

Eric S. Rosenfeld, Chairman
Arpeggio Acquisition Corporation
10 East 53rd Street, 35th Floor
New York, New York 10022

> **Re: Arpeggio Acquisition Corporation**
> **Proxy Statement on Schedule 14A**
> **Filed February 10, 2006**
> **File No. 000-50781**

Dear Mr. Rosenfeld,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the disclosure in the Form S-1 that went effective, that you intended to search in Canada as well as the United States because Canada "represents both a favorable environment for making acquisitions and an attractive operating environment." Additionally, you disclose that Canada has a "lack of competition for business combinations," an "immature and inefficient market for private companies," "advantageous valuations," and a "strong macroeconomic environment." Considering you did not acquire a Canadian company, please revise your disclosure in the appropriate section(s) to discuss

your efforts towards searching for a target company in Canada. Discuss why, after highlighting for investors the benefits of Canadian companies, you chose to combine with a U.S. company.

In the appropriate sections, please revise to clarify if you were able to obtain all the benefits as those that you claim would accompany a Canadian company by acquiring Hill International (Hill), which as 22 offices, but none of which are located in Canada.

2. Please revise all information in the prospectus to be as of the most recent date practicable. For example, update the amount held in the trust fund as disclosed on page 41 from the amount shown as of September 30, 2005.

Questions and Answers, page 2

3. In the penultimate question on page five, we note that insiders are only obligated to vote shares they held prior to your IPO in accordance with the majority of the shares voted. Please revise to clarify if insiders are reserving the right to vote shares acquired otherwise in any manner they chose. If so, please clarify and explain under what circumstance an insider would recommend a business combination yet vote against it.

4. In the first question on page eight, we note that if you are not able to consummate this merger, that you would have to find another target by June, 30, 2006. It is not clear how that is the case. If this merger fails, you are beyond the 18 months period and do not have another letter of intent. The disclosure on page 29 of your Form S-1 states that the six month extension is to complete "the business combination contemplated by the letter of intent." Please revise to explain how your assertion that you are not required to liquidate if this merger cannot be completed is accurate and reconcile with the disclosure in your Form S-1.

5. In the penultimate question on page eight, please revise to clearly state that any conduct besides an "affirmative vote" against the Merger Proposal "prevents" shareholders from exercising their conversion rights.

Summary, page 11

6. In discussing the interest of your management in this transaction, please revise to disclose the price at which they purchased the shares and warrants they currently own. Also, identify the "persons" that have purchased the warrants in the open market and whether all of the warrants disclosed here were purchased pursuant to the arrangement disclosed on page 40 of your Form S-1.

7.   We do not understand the disclosure on page 19 that Messrs. Rosenfeld and
        Ajdler "may" receive certain forms of compensation for their service to the
        company in the future. Please revise to clarify if there is a possibility that
        both persons would perform their duty on a compensation free basis. If not,
        please revise your disclosure accordingly.

8.   In the last bullet point on page 19, please revise to quantify the amount Mr.
        Rosenfeld would be personally liable for should this merger fail.

9.   We note that the adoption of the merger proposal, name change amendment,
        capitalization amendment and article sixth amendment all require approval by
        a majority of the outstanding shares of the company's common stock, while
        the stock option plan proposal requires the approval of a majority of the shares
        of the company's common stock represented in person or by proxy and
        eligible to vote on the proposal at the meeting. Please add disclosure to
        clarify and explain the purpose(s) for such differences and how such
        differences impact the voting requirements in order to adopt each of the
        proposals.

10.   In an appropriate place in the prospectus, provide disclosure to discuss the
        reason(s) why certain of the stockholders of Hill have executed the Merger
        Agreement.

Risk Factors, page 28

11.   We note that you have had losses in your last two fiscal years. Please revise
        to address the risk associated with your recent experience with losses.

12.   Risk factor one, which addresses the risk of an economic downturn, is a risk
        that affects companies in and outside of your industry. Please revise to clarify
        how the risk is specific to you or remove.

13.   Please revise risk factor four to clarify if all of your contracts with
        government entities are able to be terminated unilaterally. Additionally,
        clarify if contracts with non-governmental parties are able to be terminated
        unilaterally.

14.   In risk factor seven, please revise to quantify the "significant portion" of
        Hill's revenues that are generated through fixed-price contracts.

The Merger Proposal, page 41

15.   For holders of your shares in "street name" please revise to discuss how they
        would exercise their conversion rights. If such holders do not vote resulting in
        a "broker non-vote" will they be entitled to conversion rights and if so, how

will they exercise their conversion rights? Do they have to go through their brokers?

16.   In conjunction with comment one, please revise to provide a more detailed timeline of your activities from the consummation of your IPO till the introduction to Hill. When referring to the various companies you have considered discuss the size, industry and ultimate reasons for not pursuing those companies.

17.   We note that management's experience is primarily in the investment industry. Please revise your disclosure here to discuss how management was able to perform due diligence of the companies it reviewed, including Hill, in light of the lack of experience they have managing such companies.

18.   On page 26 of your Form S-1, we note a list of factors that management was going to consider. We also note that you were not able to further discuss those factors because you did not have a specific target in mind. Please revise to supplement your disclosure on pages 44 and 45 to discuss each factor listed in your S-1 and explain how you evaluated Hill based on those factors.

19.   Considering management is recommending that shareholders vote for the merger, please revise to provide more detail regarding management's evaluation of the company. Since investors are not to rely upon the Capitalink opinion, they need to fully understand management's though process and evaluation criteria in making the recommendation that shareholders vote "for" the merger.

20.   We note that your shareholders will be contributing approximately $36 million to receive approximately 37 percent of the resulting company. We also note that Hill has net assets of approximately $7.8 million and will own approximately 63 percent of the resulting company. Also, Hill has had losses during the last two fiscal years. In discussing how management arrived at the determination that the transaction "appropriately reflected Hill's value," please address the noted disclosure.

21.   On page 42, please revise to clarify how David Boris became acquainted with Hill and was aware of Arpeggio's search for an operating business. Also, we note that Morgan Joseph took part in the conversions you had with Hill. Please revise to discuss here what Morgan Joseph's role was in this transaction.

22.   On page 45, we note that management considered Hill's business plan in arriving at their conclusion to recommend the merger. Please revise to clearly discuss Hill's business plan and in particular how the funds in the trust fund will be spent. In your Form S-1, you were not able to disclose the use of those proceeds because you did not have a specific target in mind. However,

considering your current circumstance, investors should be advised as to how the resulting company intends to use the proceeds in making their decision to vote on the transaction.

23. At the bottom of page 46, please revise to disclose the amount of reimbursements you have or will have to pay to Capitalink.

Fairness Opinion, page 46

24. Describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Capitalink and you, or your affiliates. See Item 1015 of Regulation M-A.

25. We note the projections relied upon in the fairness opinion. Clarify that these projections were used solely in rendering the fairness opinion and that investors should not place undue reliance upon projections. Also, in the introductory of this section, clearly disclose the source of the projections used in Capitalink's calculations.

Hill Financial Review, page 49

26. On page 49, you state, "As part of this analysis, Hill's revenue and earnings are adjusted to remove any unusual or extraordinary sources of revenues and expenses." Please tell us exactly what is meant by "unusual or extraordinary" in this context. Explain your basis for the following statement, "The adjustments provide a more accurate portrayal of Hill's underlying operating earnings and financial performance."

27. Revise the first bullet point to clarify that the amounts disclosed represent revenue less reimbursable expenses. The current disclosure says "revenue, which excludes reimbursable expenses." Also, explain the calculation of the "compound average annual growth rate."

28. Revise to define "normalized" EBITDA, as referenced in the third bullet point. We note the decrease in EBITDA from 2002 to 2004 appears significantly larger than the decrease in "normalized" EBITDA discussed in this bullet point. Please tell us the reasons for this difference.

29. Revise to explain whether "EBITDA margins" disclosed in the fourth bullet were calculated using the "adjusted" amounts described earlier. Provide us with a schedule supporting the calculations.

Discounted Cash Flow Analysis, page 50

30. Expand the discussion of the discounted cash flow analysis to explain why you believe an assumption of net revenue growth of 25% for every year from 2005 to 2008 is reasonable given the growth in revenue, less reimbursable expenses, of 12% and 17% in 2004 and 2003. On page 51, you refer to "25% revenue growth." Please revise each reference in this section to clarify if the assumption is referring to growth in "revenue, less reimbursable expenses" or "revenue" or some other measure.

31. While operating income as a percentage of revenue is 7% during the nine months ended October 1, 2005 (as well as the LTM at that time), operating income is one percent or less for the fiscal years 2002 to 2004. Please expand the discussion on page 50 to explain why an operating profit margin of 8.4% to 12.1% was used for 2005 to 2008 in the cash flow analysis.

Comparable Company Analysis, page 51

32. Please revise to clearly disclose whether the amounts disclosed for Hill in this section, including LTM revenue of $75.2 million and LTM EBITDA margin of 9.6%, discussed on page 51, and the multiples discussed on page 52, were calculated using "adjusted" numbers, as discussed on page 49. If so, please explain whether the measures attributed to the comparable companies' were adjusted using an identical method. If not, please explain why these numbers are comparable.

33. Please revise to explain the source of the 30.2% and 33.3% projected growth for EBITDA and net income for FY2006.

The Merger Agreement

34. Please revise to clarify if the signing stockholders are the only stockholders of Hill.

35. In discussing the $500,000 threshold on page 65, please revise to clarify if that is in the aggregate or per claim.

36. On page 67, we note that Hill entered into an Engagement Letter dated September 29, 2005 with Morgan Joseph to act as your advisor in connection with the merger. It is not clear how the dates reconcile considering Hill was not introduced to you until October of 2005. Please advise and revise to clarify.

37. It is not clear how you intend to determine the value of the consideration Hill will receive. Please revise to clarify this aspect of the compensation arrangement for Morgan Joseph.

38.   Please revise to clarify the disclosure that included in the consideration to determine the 1.25 percent that Morgan Joseph will receive "is the value of Hill's long-term debt continued in the merger."

39.   Revise to disclose the amount of Morgan Joseph's expenses that will have to be reimbursed.

Business of Hill, page 81

40.   In addition to the comments below, to the extent that you are able to provide additional disclosure that would aid your shareholders understanding of Hill, please revise to include such disclosure. We are aware that Item 14(c) of Schedule 14A refers to Item 17 of Form S-4 and requests a "brief description" of the business to be acquired. However, your current shareholders own shares of a shell company whose only purpose is to combine with another company. As such, those shareholders never had the opportunity to evaluate the merits of the resulting company. Please revise accordingly or advise.

41.   Considering Hill has consummated seven acquisitions since 1998, please revise to explain how their "business has grown principally through organic growth." How much revenue did each business add to Hill's? Was the aggregate amount of assets of all seven businesses less than Hill's assets prior to those mergers?

42.   Please revise to fully explain Hill's business. Define your use of the term "management services." Discuss the activities Hill undertakes for its clients in both of the business segments.

43.   Please revise to provide the time line for the seven acquisitions so that investors can understand how Hill has grown over the years.

44.   Please revise to clarify how Hill was "indirectly retained" by FEMA.

45.   Please revise to discuss the economic implication of being "retained" by the Pennsylvania Department of Transportation and Illinois State Toll Highway Authority.

46.   Considering that Hill's clients are primarily governmental entities, please revise to discuss the process of acquiring their business. Is there a formal bid process? Do you have to perform any marketing of your service offerings?

47.   It is not clear how Hill uses subcontractors considering they provide consulting services. Are the subcontractors consulting the clients on Hill's behalf? If so, how is quality of service ensured?

48.   Please expand the discussion of backlog, on page 85, to disclose whether the amounts include unfunded backlog on incrementally funded contracts and clarify the nature of amounts included for ID/IQ contracts and contracts with option years. Tell us why you have not disclosed the amount of funded backlog (unfilled firm orders for products and services for which funding has been both authorized and appropriated by the government) on page 85, in MD&A on page 102 and in the notes to the financial statements for both Hill and SBH.

49.   Please revise to further discuss the status of each legal proceeding that Hill was involved in and update such status in the next filing.

Hill's Management's Discussion and Analysis of Financial Condition, page 87

50.   Please revise the overview section to provide an executive overview by Hill's management to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/ interp/33-8350.htm.   This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

Results of Operations, page 89

51.   You attribute the increase in overseas project management revenue during the nine months ended October 1, 2005, to "continued successful business development efforts." Please explain the nature of these efforts and how they resulted in the increased revenue discussed.

52.   Please revise to further discuss the "shift in focus" that Hill has utilized. Explain how this will affect both segments of your business. Will you reach a point in which you will exit the construction claims segment of your business?

53.   Please revise to discuss your efforts to grow your project management revenue in the U.S. that lead to Hill's acquisition of the new contract with the New York City Department of Design and Construction.

54.   On page 91, we note that Hill increased its use of subcontractors. Please revise to explain the need for contractors and whether this need will be recurring every time you receive additional work.

55.   We note that the RLRE increased during the compared periods for the
        construction claims segment even though revenue for that segment decreased.
        Please revise to discuss the reason why the reimbursable expenses associated
        with the construction claims segment decreased at a greater rate than the
        revenue decrease.

56.   We note that the reimbursable expenses for the project management segment
        increased at a faster rate than revenue growth. Please revise to discuss the
        reason(s) associated with the noted disclosure.

57.   Please advise why the "Tickets.com litigation" is not disclosed on page 86.

58.   In the description of Hill's business, please revise to elaborate on the
        relationship with Stanley Banker Hill, LLC.

Liquidity and Capital Resources, page 99

59.   Please expand the discussion of the increase in accounts receivable on page
        101 to explain the relationship between receivables and revenues. It appears
        that at year end, receivables constitute more than three months sales.

60.   Please revise to identify the credit facilities Hill utilizes. Update the status of
        the credit line that was amended to extend the due date till February 28, 2006.

61.   Revise to discuss the interest rate at which Hill borrows from their credit
        facilities.

Backlog, page 102

62.   The second paragraph under the heading "Backlog" on page 102 discusses
        fixed price and time and materials contracts. Please clarify whether amounts
        related to cost-plus contracts are included in the disclosed backlog amounts.

Directors and Executive Officers of Arpeggio, page 104

63.   Please revise to disclose the time frame Irvin Richter was associated with the
        listed entities.

64.   Please revise to briefly discuss the line of business of Greyhawk North
        America, Inc.

65.   If you elect to retain biographical disclosure beyond the previous five years,
        such disclosure should be complete. Please revise accordingly.

Beneficial Ownership of Securities, page 110

66. We note the absence of disclosure regarding current Hill shareholders. Please revise your disclosure here to take into account the shares to be issued as part of this business combination.

67. We note the exclusion of the warrants in calculating the figures to be disclosed in this section. The warrants are exercisable upon the completion of the business combination. Please advise why the completion of the business combination would have to take place beyond 60 days after the date of this document.

Certain Relationships and Related Transactions, page 114

68. Please revise to disclose the reimbursements made to your initial shareholders.

69. We note the history of loans made to Hill's principal stockholders and the disclosure in Note 11 on page F-11. Please revise to clarify if Hill intends to continue this practice of making loans to its officers and directors.

Financial Statements, page F-1

70. Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements and related disclosures.

Report of Independent Registered Public Accounting Firm, page F-17

71. The scope paragraph of this audit report states, "we also did not audit the January 1, 2005 balance sheet of Hill International Middle East Operations." Please tell us if this means Amper Politziner & Mattia PC did audit the statement of operations and other financial statements of Hill International Middle East Operations for the period ending January 1, 2005.

72. For each subsidiary, separate audit reports are required by Article 2-05 of Regulation S-X for each period that was not audited by the principal accountant. Please tell us the dates the accounts of both Hill International (UK) Limited and Hill International Middle East Operations were included in the consolidated financial statements of Hill. Tell us whether the principal accountant audited the financial statements of Hill International (UK) Limited and Hill International Middle East Operations for periods prior to the year ended December 31, 2004. Tell us whether the principal accountant audited the statements of operations and cash flows of Hill International Middle East Operations for the year ended December 31, 2004, as well.

Independent Auditor's Report, page F-18

73.   This audit report states the firm conducted their audit in accordance with International Standards on Auditing. All audits of financial statements filed with the Commission must be conducted in accordance with U.S. GAAS. Please revise accordingly.

Note 1 – Summary of Significant Accounting Policies, page F-25

74.   In the discussion of the stock option plan in the interim and annual footnotes on pages F-6 and F-31, you state the pro forma amount under SFAS 123 is "de minimus." Please tell us the calculated dollar amount of stock-based employee compensation cost that would have been recorded in each period if the fair value based method had been applied to all awards. Tell us the method used to calculate fair value and the assumptions used.

Note 11 – Stock Options, page F-39

75.   Please revise to disclose the weighted-average grant-date fair value of options granted during the year, as required by paragraph 47(b) of SFAS 123. Provide a description of the method and significant assumptions used during the year to estimate the fair values of options, including risk-free interest rate, expected life, expected volatility, and expected dividends. Refer to paragraph 47(d) of SFAS 123.

Note 19 – Contingencies, page F-44

76.   With regard to the guarantee of Mr. Richter's personal loan of $1,850,000, please disclose the date the guarantee was entered into and provide all disclosures required by FIN 45.

Financial Statements of Stanley Baker Hill, page F-48

77.   We note Schneider Downs & Co., Inc. is registered with the PCAOB. Please tell us whether the auditor performed the audit of SBH in accordance with the Board's standards. If so, the report should be revised so that the second paragraph states the engagement was performed in accordance with "the standards of the Public Company Accounting Oversight Board (United States)," as required by PCAOB auditing Standard No. 1.   Refer to SEC release 33-8422.

78.   Please provide a note to the financial statements explaining the ownership percentages for each of the joint venture partners.

79.   Please provide a note to the financial statements disclosing the components and nature of the amounts for prepaid expenses at each balance sheet date.

80.   Please file interim statements of cash flows of SBH, LLC for the periods specified in section 3-09(b) of Regulation S-X.

81.   Please provide appropriate footnotes to the interim financial statements of SBH, LLC.

Form 8-K dated December 5, 2005

82.   Please explain to us why you included unaudited financial statements in Exhibit 99.2 to the Form 8-K filed on December 5, 2005, when the audit report is dated June 30, 2005. Refer us to the disclosure in the Form 8-K that explains the purpose of Exhibits 99.2 and 99.3. Provide us with a schedule reconciling the amounts shown for operating profit and EBITDA in the statement of operations on page 2 of Exhibit 99.2 to amounts presented in the audited financial statements.

83.   Please provide us with a schedule supporting the calculation of the amounts of EBITDA and EBIT on the income statement on page 21 of the presentation in exhibit 99.3. Reconcile the amounts used in the calculations to amounts presented in the audited financial statements included in the Schedule 14A. Explain to us the reason for any differences.

84.   In the slideshow attached to your Form 8-K, we note the assertion that there are "high barriers to entry [that] create sustainable competitive advantage/ high return on capital business." Additionally, we note the assertion of "favorable industry dynamics" and "attractive valuation." Please revise the proxy to substantiate these claims.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Maureen Bauer (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

Cc: David Miller
        Fax # 212-818-8881